The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated September 30, 2021

October , 2021	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index due November 3, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek an uncapped return of at least 1.00 times any appreciation of the J.P. Morgan Kronos+SM Index at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about October 29, 2021 and are expected to settle on or about November 3, 2021.
•	CUSIP: 48132WF46

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-5 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $12.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $901.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 6-III dated August 31, 2021 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The J.P. Morgan Kronos+SM Index (Bloomberg ticker: JPUSKRNS <Index>). The level of the Index reflects the deduction of a fee of 0.95% per annum that accrues daily and, in some circumstances, a notional financing cost.

Upside Leverage Factor: At least 1.00 (to be provided in the pricing supplement)

Barrier Amount: 80.00% of the Initial Value

Pricing Date: On or about October 29, 2021

Original Issue Date (Settlement Date): On or about November 3, 2021

Observation Date*: October 29, 2026

Maturity Date*: November 3, 2026

* Subject to postponement in the event of a market disruption event and as described under “Supplemental Terms of the Notes — Postponement of a Determination Date — Notes linked solely to the Index” in the accompanying underlying supplement and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the Upside Leverage Factor is set at 1.00, you will not benefit from any upside leverage at maturity.

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Final Value is less than the Barrier Amount, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

The J.P. Morgan Kronos+SM Index

The J.P. Morgan Kronos+SM Index (the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities LLC (“JPMS”). The Index has been calculated on a “live” basis (i.e., using real-time data) since December 22, 2020. The Index is reported by Bloomberg L.P. under the ticker symbol “JPUSKRNS Index.”

The Index attempts to provide a dynamic rules-based exposure to the S&P 500® Index (the “Constituent”). The Index tracks (a) 0%, 100% or 200% of the price performance of the Constituent (i.e., dividends, if any, are not reflected), where the exposure to the Constituent is determined as described below, (b) a notional cash return (only if the exposure to the Constituent is 0%) or a notional financing cost (only if the exposure to the Constituent is 200%) and (c) the daily deduction of a fee of 0.95% per annum (the “Index Fee”). The Constituent consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Constituent, see “Background on the S&P 500® Index” in the accompanying underlying supplement.

The Index’s exposure to the Constituent is determined based on strategies that reference the following historical tendencies:

•	historical outperformance around the turn of the month;
•	historical price momentum ahead of monthly index options’ expiry; and
•	historical mean reversion into month-end.

Historical turn-of-the-month outperformance. Historically, the performance of the Constituent has tended to be better over the first few and last few days of the month than at other times during the month. There can be no assurance that this outperformance effect will be observed regularly or at all in the future or that any instances of outperformance observed in the future will exceed any instances of underperformance observed in the future.

It has been theorized that this outperformance effect might be due in part to month-end portfolio adjustments by institutions, distributions from pensions and other retirement accounts that are immediately reinvested and monthly investments by retail mutual fund investors through systematic investment plans in the equity securities included in the Constituent, as these purchases may cause the value of the relevant equity securities, and therefore the Constituent, to increase. However, other unidentified factors might contribute to or be primarily responsible for this effect, and there can be no assurance that any factor will continue to exist or continue to cause this effect.

Historical momentum into monthly options expiry. Historically, the performance of the Constituent has tended to exhibit momentum in the third week of each month prior to the scheduled monthly expiry of option contracts on the Constituent, as compared to the remainder of the period following the immediately preceding scheduled monthly expiry and prior to the third week of the relevant month, meaning that the Constituent has tended to continue to increase if it has been increasing and has tended to continue to decrease if it has been decreasing. There can be no assurance that this momentum effect will be observed regularly or at all in the future or that any instances of momentum observed in the future will exceed any instances of mean reversion observed in the future.

Because this effect appears to have been visible in data only since 1983, when the Chicago Board Options Exchange first listed option contracts on the Constituent, it has been theorized this effect could be due in part to systematic call overwriting. A call option contract is a financial contract that gives the option contract buyer the right, but not the obligation, to buy an asset or index at a specified price (called the “strike price”) on a specified day or within a specific time period in the future from the option contract seller. In a call overwriting strategy, an investor sells a call option contract on an asset or index where the strike price of the call option is typically higher than the current value of that asset or index.

As option contracts on the Constituent near their expiry, if the Constituent has increased since the immediately preceding scheduled monthly expiry, investors engaged in a call overwriting strategy may buy back their call option contracts at a loss (or let them be exercised at a loss), and sell new call option contracts with higher strikes to market-makers. Under these circumstances, market-makers may buy the equity securities included in the Constituent to hedge their risk, and this buying could cause the level of the Constituent to increase.

As option contracts on the Constituent near their expiry, if the Constituent has decreased since the immediately preceding scheduled monthly expiry, investors engaged in a call overwriting strategy may buy back their call option contracts at a profit (or let them expire at a profit), and sell new call option contracts with lower strikes to market-makers. Under these circumstances, market-makers may sell the equity securities included in the Constituent to hedge their risk, and this selling could cause the level of the Constituent to decline.

However, other unidentified factors might contribute to or be primarily responsible for this effect, and there can be no assurance that any factor will continue to exist or continue to cause this effect.

PS-2 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

Historical mean reversion into month-end. Historically, the performance of the Constituent has tended to exhibit mean reversion into the last week of the month, as compared to the preceding portion of that month, meaning that the Constituent has tended to increase if it has been decreasing and has tended to decrease if it has been increasing. There can be no assurance that this mean reverting effect will be observed regularly or at all in the future or that any instances of mean reversion observed in the future will exceed any instances of momentum in the future.

It has been theorized that this effect might be due in part to month-end rebalancing flows from investors targeting fixed portfolio weights of equities securities included in the Constituent. An investor seeking to apply fixed portfolio weights may determine to sell assets that have increased in value (which may cause the value of those assets to decline) and buy assets that have decreased in value (which may cause the value of those assets to increase) in order to return those assets to their target fixed portfolio weights. However, other unidentified factors might contribute to or be primarily responsible for this effect, and there can be no assurance that any factor will continue to exist or continue to cause this effect.

Index construction. The Index generally provides a fully-invested (i.e., 100%) exposure to the Constituent (subject to the Index Fee), but that exposure may be increased to a leveraged long 200% exposure (with an accompanying notional financing cost) or decreased to 0% (with a notional cash return), in which case the Index will be uninvested, during portions of each month in order to implement the Index’s strategies described below, in each case, subject to modification in the event of a market disruption:

•	Turn-of-the-month strategy: For the first four days of each calendar month on which the New York Stock Exchange is scheduled to open for trading for its regular trading session (each, an “Index Business Day”), the Index will provide a leveraged exposure to the Constituent (with an accompanying notional financing cost). The Index will also seek to apply the turn-of-the-month strategy for the last two Index Business Days of each calendar month, but the exposure to the Constituent during that period is also subject to the month-end mean reversion strategy as described below.
•	Options expiry momentum strategy: If the closing level of the Constituent on the fifth Index Business Day immediately preceding the Saturday following the third Friday of each calendar month (the third Friday of each calendar month is typically the scheduled monthly expiry of U.S. equity and equity index option contracts, including on the Constituent) is greater than the closing level of the Constituent on the Index Business Day immediately following the third Friday of the prior calendar month, the Index will provide a leveraged exposure to the Constituent (with an accompanying notional financing cost) for the four Index Business Days ending on the Index Business Day after the third Friday of the current calendar month. If the closing level of the Constituent on the fifth Index Business Day immediately preceding the Saturday following the third Friday of each calendar month is less than the closing level of the Constituent on the Index Business Day immediately following the third Friday of the prior calendar month, the Index will be uninvested (with a notional cash return) for the four Index Business Days ending on the Index Business Day after the third Friday of the current calendar month.
•	Month-end mean reversion strategy: If the closing level of the Constituent on the seventh Index Business Day immediately preceding the last Index Business Day of the calendar month is greater than the closing level of the Constituent on the last Index Business Day of the immediately preceding calendar month, the Index will be uninvested (with a notional cash return) for the four Index Business Days immediately preceding the final two Index Business Days of the month and, due to the turn-of-the-month strategy, the Index will be fully invested in the Constituent for the final two Index Business Days of the month. If the closing level of the Constituent on the seventh Index Business Day immediately preceding the last Index Business Day of the calendar month is less than the closing level of the Constituent on the last Index Business Day of the immediately preceding calendar month, the Index will provide a leveraged exposure to the Constituent (with an accompanying notional financing cost) for the final six Index Business Days of the month. The exposure to the Constituent is capped at 200%, so it will not exceed 200% even during the period when the turn-of-the-month strategy and the month-end mean reversion strategy overlap.

Calculating the level of the Index. On any given day, the closing level of the Index (the “Index Level”) reflects (a) (i) the price performance of the Constituent (i.e., dividends, if any, are not reflected), (ii) a notional cash return, or (iii) 200% of the price performance of the Constituent (i.e., dividends, if any, are not reflected) less a notional financing cost with respect to the leveraged portion of the exposure, in each case less (b) the daily deduction of the Index Fee of 0.95% per annum. The Index Level was set equal to 0.05 on July 7, 1954, the base date of the Index.

The notional cash return is intended to approximate interest that could be earned when the Index provides no exposure to the Constituent, and the notional financing cost is intended to approximate the cost of using borrowed funds for the leveraged portion. The notional cash return and the notional financing cost are each currently calculated by reference to the Effective Federal Funds Rate. The Effective Federal Funds Rate is a measure of the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight, calculated as the volume-weighted median of overnight federal funds transactions reported by U.S. banks and U.S. branches and agencies of non-U.S. banks, and is quoted on the basis of an assumed year of 360 days. Assuming a positive Effective Federal Funds Rate, the notional cash return will have a positive effect on the performance of the

PS-3 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

Index when the exposure to the Constituent is 0%, and the notional financing cost will have a negative effect on the performance of the Index when the exposure to the Constituent is 200%.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Constituent.

If the exposure to the Constituent is 0%, the Index will be uninvested, and its return will be limited to the notional cash return, minus the Index Fee of 0.95% per annum. The Index Fee is deducted daily at a rate of 0.95% per annum, even when the Index is uninvested.

The Index is described as a “notional” or “synthetic” portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

See “The J.P. Morgan Kronos+SM Index” in the accompanying underlying supplement for more information about the Index.

PS-4 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of 100.00;
•	an Upside Leverage Factor of 1.00; and
•	a Barrier Amount of 80.00 (equal to 80.00% of the hypothetical Initial Value).

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Total Return on the Notes	Payment at Maturity
165.00	65.00%	65.00%	$1,650.00
150.00	50.00%	50.00%	$1,500.00
140.00	40.00%	40.00%	$1,400.00
130.00	30.00%	30.00%	$1,300.00
120.00	20.00%	20.00%	$1,200.00
110.00	10.00%	10.00%	$1,100.00
105.00	5.00%	5.00%	$1,050.00
101.00	1.00%	1.00%	$1,010.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
79.99	-20.01%	-20.01%	$799.90
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-60.00%	$400.00
30.00	-70.00%	-70.00%	$300.00
20.00	-80.00%	-80.00%	$200.00
10.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

PS-5 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Index Returns detailed in the table above (-80% to 50%). There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of at least 1.00.

•	Assuming a hypothetical Upside Leverage Factor of 1.00, if the closing level of the Index increases 10.00%, investors will receive at maturity a 10.00% return, or $1,100.00 per $1,000 principal amount note.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 80.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is less than the Barrier Amount of 80.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the closing level of the Index declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

PS-6 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

•	THE LEVEL OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE OF 0.95% PER ANNUM AND, IN SOME CIRCUMSTANCES, A NOTIONAL FINANCING COST CALCULATED BASED ON THE EFFECTIVE FEDERAL FUNDS RATE —

This Index Fee and, when the exposure to the Constituent is leveraged, the notional financing cost will be deducted daily. As a result of the deduction of this Index Fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates underlying the notional financing cost remain positive.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Index.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES UNDERLYING THE CONSTITUENT OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Upside Leverage Factor.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement. See also “ — Risks Relating to the Index — Our Affiliate, JPMS, Is the Index Sponsor and the Index Calculation Agent of the Index and May Adjust the Index in a Way that Affects Its Level” below.

•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, AND MAY DO SO IN THE FUTURE —

Any research, opinions or recommendations could affect the market value of the notes. Investors should undertake their own independent investigation of the merits of investing in the notes and the Constituent and the securities composing the Constituent.

PS-7 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-8 | Structured Investments Uncapped Barrier Notes Linked to the J.P. Morgan Kronos+SM Index

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE CONSTITUENT,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent.

•	OUR AFFILIATE, JPMS, IS THE INDEX SPONSOR AND THE INDEX CALCULATION AGENT OF THE INDEX AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL —

JPMS, one of our affiliates, currently acts as the index sponsor and the index calculation agent for the Index and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the index sponsor and the index calculation agent of the Index, is entitled to exercise discretion. The rules governing the Index may be amended at any time by the index sponsor of the Index, in its sole discretion. The rules also permit the use of discretion by the index sponsor and the index calculation agent in relation to the Index in specific instances, including, but not limited to, the determination of whether to replace the Constituent with a substitute or successor upon the occurrence of certain events affecting the Constituent, the selection of any substitute or successor and the determination of the levels to be used in the event of market disruptions that affect the ability of the index calculation agent of the Index to calculate and publish the levels of the Index and the interpretation of the rules governing the Index. Although JPMS, acting as the index sponsor and the index calculation agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that JPMS may have interests adverse to the interests of the holders of the notes and the policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes.

Although judgments, policies and determinations concerning the Index are made by JPMS, JPMorgan Chase & Co., as the ultimate parent company of JPMS, ultimately controls JPMorgan Chase and JPMS. JPMS has no obligation to consider your interests in taking any actions that might affect the value of your notes. Furthermore, the inclusion of the Constituent in the Index is not an investment recommendation by us or JPMS of the Constituent or any of the equity securities underlying the Constituent.

•	THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE CONSTITUENT —

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the Constituent.

•	risks associated with THE INDEX’S turn-of-the-month strategy —

The Index involves risks associated with its turn-of-the-month strategy. The turn-of-the-month strategy is designed to benefit from positive returns in the Constituent at the beginning and end of each month. However, there is no guarantee that the level of the Constituent will rise during these periods and unexpected market conditions or other external events may cause the level of the Constituent to fall during these periods. No assurance can be given that the turn-of-the-month strategy will be successful or that it will outperform any alternative strategy.

•	risks associated with THE INDEX’S options expiry momentum strategy —

The Index involves risks associated with its options expiry momentum investment strategy. Momentum investing generally seeks to capitalize on trends in the price of an asset. As such, the exposure of the Index during the portion of the month governed by the momentum strategy is based on the recent performance trend of the Constituent. However, there is no guarantee that this trend will continue in the future and, even if the monthly options expiry convention changes, the timing of the options expiry momentum strategy will remain the same. A momentum strategy is different from a strategy that seeks long-term exposure to the underlying asset with fixed weights. If market conditions during the portion of the month governed by the momentum strategy do not represent a continuation of prior observed trends, the Index may decline. In particular, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly during the portion of the month governed by the options expiry momentum strategy in non-trending, “choppy” markets characterized by short-term volatility. No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy.

In addition, the Index’s options expiry momentum strategy assumes that the scheduled monthly expiry of U.S. equity and equity index option contracts, including on the Constituent, will typically fall on the third Friday of each calendar month. Any change to the scheduled monthly expiry of U.S. equity or equity index option contracts may adversely affect the performance of the Index’s options expiry momentum strategy.

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•	risks associated with THE INDEX’S month-end mean reversion strategy —

The Index involves risks associated with its month-end mean reversion investment strategy. A mean reversion strategy seeks to capitalize on the view that over short periods of time, markets are cyclical — meaning that an upward trend in the level of an asset is usually followed by a downward trend or vice versa. There is no guarantee that the actual performance of the Constituent will exhibit any mean reversion during the portion of the month governed by the month-end mean reversion strategy, and any sustained decline in the level of the Constituent at a time when the month-end mean reversion theory would suggest that the level should increase may result in unexpected losses, which could be significant. No assurance can be given that the month-end mean reversion strategy will be successful or that it will outperform any alternative strategy.

•	The Index’s strategies are applied during only a portion of each month —

Each of the Index’s strategies is implemented over only a limited number of days in a calendar month as described under “The J.P. Morgan Kronos+SM Index” above. Outside of these limited number of days, the Index will track 100% of the performance of the Constituent (subject to the deduction of the Index Fee) and will not benefit from the application of any strategy. The Index may underperform the Constituent due to the limited application of the strategies along with the deduction of the Index Fee.

•	The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy —

During the final two Index Business Days of each month, the turn-of-the-month strategy and the month-end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 200%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied.

•	THE INDEX MAY BE UNINVESTED IN THE CONSTITUENT —

During any portion of each month in which the exposure to the Constituent is 0%, the Index will be uninvested, and its return will be limited to the notional cash return, minus the Index Fee of 0.95% per annum. If the notional cash return is less than 0.95% per annum during any period when the Index is uninvested, the level of the Index will decline over that period. The level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase. The Index Fee is deducted daily at a rate of 0.95% per annum, even when the Index provides no exposure to the Constituent.

•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS —

The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement is purely theoretical and does not represent the actual historical performance of the Index and has not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

•	THE CONSTITUENT OF THE INDEX MAY BE REPLACED BY A SUBSTITUTE INDEX IN CERTAIN EXTRAORDINARY EVENTS —

Following the occurrence of certain extraordinary events with respect to the Constituent, the Constituent may be replaced by a substitute index or the index calculation agent may cease calculation and publication of the Index on a date determined by the index calculation agent. These extraordinary events generally include events that could materially interfere with the ability of market participants to transact in, or events that could materially change the underlying economic exposure of, positions with respect to the Index or the Constituent, where that material interference or change is not acceptable to the index calculation agent. See “The J.P. Morgan Kronos+SM Index — Extraordinary Events” in the accompanying underlying supplement for a summary of events that could trigger an extraordinary event.

You should realize that the changing of the Constituent may affect the performance of the Index, and therefore, the return on the notes, as the replacement Constituent may perform significantly better or worse than the original Constituent. Moreover, the policies of the sponsor of the substitute index concerning the methodology and calculation of the substitute index, including decisions regarding additions, deletions or substitutions of the assets underlying the substitute index, could affect the level of the substitute index and therefore the value of the notes. The amount payable on the notes and their market value could also be affected if the sponsor of a substitute index discontinues or suspends calculation or dissemination of the relevant index, in which

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case it may become difficult to determine the market value of the notes. The sponsor of the substitute index will have no obligation to consider your interests in calculating or revising such substitute index.

•	The Notional Cash Return will be negatively affected if the underlying interest rate is negative —

The notional cash return is currently determined by reference to the Effective Federal Funds Rate. If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 0%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes.

•	OTHER KEY RISKS:
o	THE INDEX, WHICH WAS ESTABLISHED ON DECEMBER 22, 2020, HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS.
o	THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES. THERE IS NO ACTUAL PORTFOLIO OF ASSETS TO WHICH ANY PERSON IS ENTITLED OR IN WHICH ANY PERSON HAS ANY OWNERSHIP INTEREST.
o	THE EFFECTIVE FEDERAL FUNDS RATE IS AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE.
o	THE METHOD PURSUANT TO WHICH THE EFFECTIVE FEDERAL FUNDS RATE IS DETERMINED MAY CHANGE, AND ANY SUCH CHANGE MAY ADVERSELY AFFECT THE VALUE OF THE NOTES.

Please refer to the “Risk Factors” section of the accompanying underlying supplement for more details regarding the above-listed and other risks.

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Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly closing levels of the Index from January 8, 2016 through December 18, 2020, and the historical performance of the Index based on the weekly historical closing levels of the Index from December 24, 2020 through September 24, 2021. The U.S. equity markets were closed on December 25, 2020 in observance of the Christmas holiday. The Index was established on December 22, 2020, as represented by the red vertical line in the following graph. All data to the left of that vertical line reflect hypothetical back-tested performance of the Index. All data to the right of that vertical line reflect actual historical performance of the Index. The closing level of the Index on September 29, 2021 was 227.95. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The data for the hypothetical back-tested performance of the Index set forth in the following graph are purely theoretical and do not represent the actual historical performance of the Index. See “Selected Risk Considerations — Risks Relating to the Index — Hypothetical Back-Tested Data Relating to the Index Do Not Represent Actual Historical Data and Are Subject to Inherent Limitations” above.

The hypothetical back-tested and historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The hypothetical back-tested closing levels of the Index have inherent limitations and have not been verified by an independent third party. These hypothetical back-tested closing levels are determined by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions would produce different hypothetical back-tested closing levels of the Index that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested closing levels of the Index set forth above.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue

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price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

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The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The J.P. Morgan Kronos+SM Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 6-III dated August 31, 2021: http://www.sec.gov/Archives/edgar/data/0001665650/000095010321013320/crt_dp157266-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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